082-34628

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Klabin S.A.

Interim Financial Statements for the Quarter Ended March 31, 2008 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a review of the accompanying interim financial statements of Klabin S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheet as of March 31, 2008, and the related statements of income and cash flows for the quarter then ended, the performance report and the notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial statements, including the News Release of January 14, 2008 (while CVM specific instruction is not issued).

4. As mentioned in note 15, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and will introduce changes in Brazilian accounting practices. Although this Law has already become effective, the main changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the News Release of January 14, 2008 (while CVM specific instruction is not issued), has permitted companies not to apply the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the interim financial statements for the quarter ended March 31, 2008 have been prepared in conformity with CVM specific instructions and do not include the changes in accounting practices introduced by Law No. 11,638/07.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2008

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

01.01 - IDENTIFICATION

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 - NIRE 35300188349		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
AV. BRIGADEIRO FARIA LIMA, 3.600			ITAIM BIBI	
3 - POSTAL CODE 04538-132	4 - MUNICIPALITY SÃO PAULO			5 - STATE SP
6-AREA CODE 011	7-TELEPHONE 3046-5800	8-TELEPHONE	9-TELEPHONE	10-TELEX
11-AREA CODE 011	12-FAX 3046-5846	13-FAX	14-FAX	
15 - E-MAIL klabin@klabin.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME				
ANTONIO SERGIO ALFANO				
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3.600			3 - SUBURB OR DISTRICT ITAIM BIBI	
4 - POSTAL CODE 04538-132	5 - MUNICIPALITY SÃO PAULO			6 - STATE SP
7-AREA CODE 011	8 - TELEPHONE 3046-9911	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12-AREA CODE 011	13 - FAX 3046-5846	14 - FAX	15 - FAX	
16 - E-MAIL salfano@klabin.com.br				

01.04 - GENERAL INFORMATION /INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
1/01/2008	12/31/2008	1	1/01/2008	3/31/2008	4	1/10/2007	12/31/2007

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Gilberto Grandolpho	007.585.878-99

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 3/31/2008	2 - PRIOR QUARTER 12/31/2007	3 - SAME QUARTER IN PRIOR YEAR 3/31/2007
Paid-up capital			
1 - Common	316,827	316,827	316,827
2 - Preferred	600,856	600,856	600,856
3 - Total	917,683	917,683	917,683
Treasury shares			
4 - Common	0	0	0
5 - Preferred	15,000	15,000	13,485
6 - Total	15,000	15,000	13,485

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 104 - Paper and Pulp Industry
5 - MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 - TYPE OF CONSOLIDATION Full consolidation
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors' Meeting	3/19/2008	Dividend	4/02/2007	COMMON	0.1248400000
02	Board of Directors' Meeting	3/19/2008	Dividend	4/02/2007	PREFERRED	0.1373200000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - Signature
4/28/2008	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1	Total Assets	8,177,015	7,790,877
1.01	Current Assets	3,330,717	2,970,315
1.01.01	Cash and cash equivalents	1,993,990	1,862,321
1.01.01.01	Cash and banks	3,333	208,359
1.01.01.02	Temporary cash investments	1,990,657	1,653,962
1.01.02	Receivables	679,298	603,941
1.01.02.01	Trade accounts receivable	418,390	404,912
1.01.02.02	Other receivables	260,908	199,029
1.01.02.02.01	Discounted exchange and trade receivables	(414)	(3,686)
1.01.02.02.02	Allowance for doubtful accounts	(25,914)	(25,687)
1.01.02.02.03	Subsidiaries and affiliates	287,236	228,402
1.01.03	Inventories	349,860	319,401
1.01.04	Other	307,569	184,652
1.01.04.01	Recoverable taxes	242,316	108,622
1.01.04.02	Prepaid expenses	10,897	11,357
1.01.04.03	Prepaid expenses - parent company	7,136	15,473
1.01.04.04	Notes receivable	47,220	49,200
1.02	Noncurrent Assets	4,846,298	4,820,562
1.02.01	Long-term assets	434,251	525,666
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	7,767	7,575
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	7,767	7,575
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	426,484	518,091
1.02.01.03.01	Deferred income and social contribution taxes	50,378	54,929
1.02.01.03.02	Escrow deposits	83,502	83,495
1.02.01.03.03	Taxes available for offset	232,722	323,177
1.02.01.03.04	Prepaid expenses	5,897	6,391
1.02.01.03.05	Other receivables	53,985	50,099
1.02.02	Permanent assets	4,412,047	4,294,896
1.02.02.01	Investments	611,474	589,122
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - goodwill	0	0
1.02.02.01.03	In subsidiaries	544,852	522,563
1.02.02.01.04	In subsidiaries - goodwill	58,171	58,055
1.02.02.01.05	Other investments	8,451	8,504
1.02.02.02	Property, plant and equipment	3,605,927	3,547,425
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	194,646	158,349

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 -12/31/2007
2	Total Liabilities and Shareholders' Equity	8,177,015	7,790,877
2.01	Current Liabilities	992,314	1,077,079
2.01.01	Loans and financing	179,802	231,329
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	256,024	362,751
2.01.04	Taxes payable	53,423	70,218
2.01.04.01	Other taxes	34,512	41,009
2.01.04.02	Provision for income and social contribution taxes	18,911	29,209
2.01.05	Dividends payable	120,002	120,002
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	296,950	190,768
2.01.08	Other	86,113	102,011
2.01.08.01	Salaries, vacation and payroll charges	54,357	67,746
2.01.08.02	Other payables	31,756	34,265
2.02	Noncurrent Liabilities	4,366,375	3,972,499
2.02.01	Long-term liabilities	4,366,375	3,972,499
2.02.01.01	Loans and financing	4,227,981	3,829,014
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.06	Other	138,394	143,485
2.02.01.06.01	Deferred income and social contribution taxes	4,560	5,444
2.02.01.06.02	Reserve for contingencies	48,935	49,922
2.02.01.06.03	Other payables	84,899	88,119
2.04	Shareholders' equity	2,818,326	2,741,299
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,629	84,574
2.04.02.01	Monetary adjustment - Law No. 8,200/91	83,986	83,986
2.04.02.02	Tax incentives and other	643	588
2.04.03	Revaluation reserves	82,592	83,117
2.04.03.01	Own assets	82,592	83,117
2.04.03.02	Subsidiaries/affiliates	0	0
2.04.04	Profit reserves	1,073,608	1,073,608
2.04.04.01	Legal	143,022	143,022
2.04.04.02	Statutory	1,004,287	1,004,287
2.04.04.07	Other profit reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings/accumulated deficit	77,497	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross revenue from sales and/or services	858,958	858,958	778,246	778,246
3.02	Deductions	(142,250)	(142,250)	(128,400)	(128,400)
3.03	Net revenue from sales and/or services	716,708	716,708	649,846	649,846
3.04	Cost of sales and/or services	(567,059)	(567,059)	(504,224)	(504,224)
3.05	Gross profit	149,649	149,649	145,622	145,622
3.06	Operating (expenses) income	(53,730)	(53,730)	60,897	60,897
3.06.01	Selling	(49,055)	(49,055)	(41,313)	(41,313)
3.06.02	General and administrative	(39,844)	(39,844)	(40,807)	(40,807)
3.06.03	Financial, net	(7,806)	(7,806)	57,701	57,701
3.06.03.01	Financial income	53,826	53,826	53,022	53,022
3.06.03.01.01	Income	55,739	55,739	64,105	64,105
3.06.03.01.02	Exchange gain	(1,913)	(1,913)	(11,083)	(11,083)
3.06.03.02	Financial expenses	(61,632)	(61,632)	4,679	4,679
3.06.03.02.01	Expenses	(90,150)	(90,150)	(57,211)	(57,211)
3.06.03.02.02	Exchange loss	28,518	28,518	61,890	61,890
3.06.04	Other operating income	1,221	1,221	1,312	1,312
3.06.05	Other operating expenses	(2,720)	(2,720)	(1,503)	(1,503)
3.06.06	Equity in subsidiaries	44,474	44,474	85,507	85,507
3.07	Income from operations	95,919	95,919	206,519	206,519
3.08	Nonoperating income, net	182	182	5,972	5,972
3.08.01	Income	524	524	8,695	8,695
3.08.02	Expenses	(342)	(342)	(2,723)	(2,723)
3.09	Income before taxes and profit sharing	96,101	96,101	212,491	212,491
3.10	Provision for income and social contribution taxes	(15,282)	(15,282)	(33,156)	(33,156)
3.11	Deferred income tax	(3,668)	(3,668)	(13,841)	(13,841)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss	77,151	77,151	165,494	165,494
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	904,198	904,198
	EARNINGS PER SHARE	0.08547	0.08547	0.18303	0.18303
	LOSS PER SHARE				

(Amounts in thousands of Brazilian reais - R$ or U.S. dollars - US$, unless otherwise stated)

1. OPERATIONS

Klabin S.A. (the "Company") and its subsidiaries are engaged in the following sectors of the pulp and paper industry to serve the domestic and foreign markets: reforestation and wood, packaging paper, paper sacks, and corrugated cardboard boxes. Their operations are integrated from forestation to production of final products.

The Company established silent partnerships, with the specific purpose of raising funds for reforestation projects. The Company, as the ostensible partner, contributed forest assets, basically forests and land, through granting of right of use of land, while the other investing partners made cash contributions to these silent partnerships. These silent partnerships guarantee Klabin S.A. priority in the acquisition of forest products at market prices.

Expansion project

The purpose of this project is to increase the production capacity of the plant located in Telêmaco Borba, State of Paraná, from 700 thousand tonnes/year to 1.1 million tonnes/year, and includes an increase of 350 thousand tonnes/year in cardboard production, to 740 thousand tonnes/year, and growth of 50 thousand tonnes/year in kraft paper. This project is in final implementation stage, although it is already operating since January 2008, remaining to be concluded only the civil construction and plant finishing works and the start-up of the new power boiler (biomass) and turbine generator, important equipment to reduce plant variable costs by means of the reduction of purchases of electric power and fuel oil consumed in the project start-up process. Paper Machine 9 has presented excellent performance, allowing the first shipment of liquid coated cards.

2. PRESENTATION OF INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The interim financial statements are presented in conformity with Brazilian accounting practices, supplemented by standards and regulations issued by the Brazilian Securities Commission (CVM). The interim financial statements have been prepared according to principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2007.

The changes for preparation of financial statements introduced by Law No. 11,638, of December 2007, have not been adopted for these interim financial statements, and the effects thereon, if any, are mentioned in note 15.

The balance sheet as of December 31, 2007, presented for comparative purposes in these interim financial statements, has been reclassified in the permanent assets and current liabilities groups represented by a decrease in advances to fixed asset suppliers against trade accounts payable in the amount of R$203,713, in order to maintain comparability with the balance sheet as of March 31, 2008.

3. CONSOLIDATION CRITERIA

The consolidation criteria were consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2007. The investments as of March 31, 2008 are described in note 8.

4. TEMPORARY CASH INVESTMENTS

a) Company

	3/31/2008		12/31/2007	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	2,177	11.3	10,126	11.2
Bank certificate of deposit	1,422,262	11.3	1,071,140	11.3
Republic of Austria bonds	566,218	8.2	572,696	8.4
	1,990,657		**1,653,962**	
Maintained with banks				
. In the country	1,424,439		1,081,266	
. Abroad	566,218		572,696	
	1,990,657		**1,653,962**	

b) Consolidated

	3/31/2008		12/31/2007	
	Temporary cash investments	Average annual rate %	Temporary cash investments	Average annual rate %
In local currency				
Investment funds (*)	28,875	11.1	19,336	11.1
Bank certificate of deposit	1,422,262	11.3	1,103,721	11.3
Notes in Brazilian reais	42,644	10.6	171,572	10.6
Republic of Austria bonds	566,218	8.2	572,696	8.4
	2,059,999		**1,867,325**	
In foreign currency				
Bank certificate of deposit	2,424	3.1	3,871	5.2
Investment funds	190	2.1	3,224	5.2
	2,614		**7,095**	
	2,062,613		**1,874,420**	
Maintained with banks				
. In the country	1,451,137		1,123,057	
. Abroad	611,476		751,363	
	2,062,613		**1,874,420**	

(*)*The exclusive investment fund portfolio is composed of the following:*

	Company		Consolidated	
Fixed Income	**3/31/2008**	**12/31/2007**	**3/31/2008**	**12/31/2007**
. Federal government securities		25%	13%	18%
. CDBs (bank certificates of deposit)	77%	37%	53%	37%
. Companies' debentures		18%	17%	29%
. Other	23%	20%	17%	16%
	100%	**100%**	**100%**	**100%**

5. TAXES AVAILABLE FOR OFFSET

	3/31/2008		12/31/2007	
Company	**Current Assets**	**Long-term Assets**	**Current Assets**	**Long-term Assets**
ICMS (State VAT)	86,682	116,379	77,272	126,358
PIS (tax on revenue)	16,270	20,126	224	35,190
COFINS (tax on revenue)	73,923	93,059	703	158,437
Income and social contribution taxes	48,435		13,246	
Other	17,006	3,158	17,177	3,192
	242,316	232,722	108,622	323,177
Subsidiaries	1,896		2,199	
Consolidated	244,212	232,722	110,821	323,177

In view of the expansion plan mentioned in note 1, during the investment period occurred substantially through December 2007, the Company withheld taxes and contributions arising from the purchase of fixed assets as permitted by legislation, which started to be offset in January 2008 with the roll-out of the MA 1100 Project.

In connection with this project start-up, and pursuant to prevailing legislation, in 2008 Management transferred 12 installments of the PIS/COFINS recoverable taxes from long-term assets to current assets, and the Company does not foresee any risks of nonrealization of these credits.

6. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Nature and expectation of realization or settlement of deferred taxes

Deferred income and social contribution taxes, recorded in the financial statements, arise from temporarily nondeductible provisions, taxes challenged in courts, both in assets and liabilities, for Company, and tax loss carryforwards for Company and subsidiaries. Since it was difficult to foresee exactly when the deferred taxes will be realized, especially those related to nondeductible provisions and taxes challenged in courts, the Company's Management decided to maintain the full amount of tax credits classified in noncurrent assets. As of March 31, 2008, the effect of deferred tax assets and liabilities is as follows:

	Company		Consolidated	
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Nondeductible provisions	45,407	48,016	45,407	48,016
Taxes being challenged in court	4,971	6,289	4,971	6,289
Tax loss carryforwards		624	1,617	2,207
Noncurrent assets	**50,378**	**54,929**	**51,995**	**56,512**
Deferred income tax on sale of assets	269	270	269	270
Deferred income tax on certain cash investments	4,079	4,841	4,079	4,841
Accelerated depreciation	212	333	212	333
Noncurrent liabilities	**4,560**	**5,444**	**4,560**	**5,444**

Based on the budget and business plan approved by the Board of Directors, Management estimates that tax credits will be realized from 2008 to 2011, as follows:

	3/31/2008	
	Company	Consolidated
2009	17,431	19,048
2010	13,179	13,179
2011	19,768	19,768
	50,378	51,995

b) Reconciliation of income and social contribution taxes

	Company		Consolidated	
	3/31/2008	3/31/2007	3/31/2008	3/31/2007
Income before income and social contribution taxes (for the quarter)	96,101	212,491	101,829	218,737
Income and social contribution taxes at the rate of 34%	32,674	72,247	34,622	74,370
. Equity in subsidiaries	(15,121)	(29,072)	19	12
. Other effects	1,397	3,822	3,895	(5,375)
. Difference in taxation - subsidiaries			(17,260)	(19,091)
	18,950	**46,997**	**21,276**	**49,916**
Income and social contribution taxes:				
. Current	15,282	33,156	17,608	35,301
. Deferred	3,668	13,841	3,668	14,615
Income and social contribution taxes in the statement of income	**18,950**	**46,997**	**21,276**	**49,916**

7. RELATED PARTIES

											Company
									3/31/2008	12/31/2007	3/31/2007
	Klabin Argentina S.A.	Klabin Trade	Silent Partnerships Paraná	Silent Partnerships Sta Catarina	Sogemar - Sociedade Geral de Marcas	Monteiro Aranha S.A.	Klabin Irmãos & Cia.	Other	Total	Balance Sheet	Income Statement
	(i)	(ii) and (vi)	(i) and (iii)	(i) and (iii)	(iv)	(iv)	(v)				
Balance											
Current Assets	2,277	271,844	11,716	1,399			7,136		294,372	243,875	
Long-term assets		800						6,967	7,767	7,575	
Current Liabilities		257,629	19,814	17,656	1,327	272		252	296,950	190,768	
Transactions											
Sales Revenue	1,197	157,039							158,236		133,441
Purchases			34,409	27,314					61,723		67,700
Guarantee commission - expense							8,337		8,337		3,987
Royalty expense					4,007	821		644	5,472		4,814

(i) Balance receivable from transactions conducted under usual market prices and terms.
(ii) Shipment of paper at production cost, plus margin of approximately 20%.
(iii) Purchase of wood under usual market prices and terms.
(iv) Trademark license.
(v) 1% per year commission for guarantee on the financing from the BNDES (National Bank for Economic and Social Development).
(vi) Amount received in advance for future delivery of goods.

8. INVESTMENTS IN SUBSIDIARIES AND SILENT PARTNERSHIPS

						Company
		Ownership interest	Investment		Equity in subsidiaries for the period	
Subsidiaries		- %	3/31/2008	3/31/2007	3/31/2008	3/31/2007
. Klabin Limited	(i) and (ii)	100	154,035	162,028	(7,993)	29,445
. Klabin Argentina S.A.		100	25,610	25,291	321	(843)
. Centaurus Holdings S.A.	(iii)	100	78,856	78,740		
. Other			16,867	17,179	(315)	(401)
			275,368	**283,238**	**(7,987)**	**28,201**
Silent partnerships	(iv)	Average ownership interest - %				
. Paraná		93	260,571	244,880	27,994	31,594
. Santa Catarina		94	67,084	52,500	24,467	25,712
			327,655	**297,380**	**52,461**	**57,306**
			603,023	**580,618**	**44,474**	**85,507**

(i) Parent company of Klabin Trade.

(ii) Direct and indirect ownership interest.

(iii) Includes goodwill of R$58,171 based on expected future earnings to be amortized from the generation of income, starting 2013.

(iv) Equity for the period from January to March 2008 was R$22,186.

9. PROPERTY, PLANT AND EQUIPMENT

				3/31/2008	12/31/2007
	Annual depreciation rate (%)	Revalued cost	Accumulated depreciation and depletion	Net	Net
a) Company					
Land		169,957		**169,957**	**149,412**
Buildings and constructions	4	598,111	(198,965)	**399,146**	**401,492**
Machinery, equipment and installations	5 to 20	4,193,410	(1,921,387)	**2,272,023**	**1,026,308**
Construction in progress	(*)	342,900		**342,900**	**1,592,539**
Forestation and reforestation	(**)	366,586	(143,443)	**223,143**	**207,682**
Other	4 to 20	376,482	(177,724)	**198,758**	**169,992**
		6,047,446	**(2,441,519)**	**3,605,927**	**3,547,425**
b) Consolidated					
Land		280,257		**280,257**	**259,588**
Buildings and constructions	2 to 4	608,110	(201,264)	**406,846**	**409,378**
Machinery, equipment and installations	5 to 20	4,216,771	(1,935,616)	**2,281,155**	**1,035,392**
Construction in progress		343,999		**343,999**	**1,592,576**
Forestation and reforestation		702,474	(143,443)	**559,031**	**522,171**
Other	4 to 20	380,543	(179,051)	**201,492**	**172,585**
		6,532,154	**(2,459,374)**	**4,072,780**	**3,991,690**

(*) *As mentioned in note 1, the MA 1100 Project was started up in January 2008, and rolled out during this period. The remaining portion of construction in progress as of March 31, 2008 is substantially related to turbine generator and power boiler (biomass).*

(**) *Depletion calculated based on timber extraction.*

Depreciation and depletion for the year were substantially allocated to cost of production.

10. DEFERRED CHARGES

Refer basically to preoperating and MA 1100 Project implementation costs, and start-up costs incurred at the end of 2007 and in the first quarter of 2008 (note 1), which will be amortized over the estimated recovery period of these assets.

11. LOANS AND FINANCING

Company	Annual interest (%)	Current	Noncurrent	3/31/2008 Total	12/31/2007 Total
In local currency					
. BNDES (National Bank for Economic and Social Development)	TJLP/basket of currencies (6.0 to 10.5)	49,586	1,777,754	1,827,340	1,644,075
. FINAME (National Equipment Financing Authority)	TJLP (10.0)	1,458		1,458	1,423
. Export credit	96.0 to 103.0 of CDI	42,367	273,830	316,197	160,821
. Working capital	CDI + 0.56 to 106 of CDI	3,073	133,000	136,073	229,326
. Other	1.0 to 8.7	504	30,533	31,037	27,699
		96,988	**2,215,117**	**2,312,105**	**2,063,344**
In foreign currency (*)					
. Property, plant and equipment	USD + 8.2	685	6,241	6,926	7,008
. Export	USD + 3.3 to 6.7	75,484	1,537,459	1,612,943	1,590,857
. Other	USD + 7.5 to 8.1	6,645	469,164	475,809	399,134
		82,814	**2,012,864**	**2,095,678**	**1,996,999**
		179,802	**4,227,981**	**4,407,783**	**4,060,343**
Subsidiaries					
In foreign currency	7.3 to 8.1	11,017	27,330	38,347	45,192
Total consolidated		**190,819**	**4,255,311**	**4,446,130**	**4,105,535**
Long-term maturities:					
2009			333,806		
2010			621,898		
2011			588,105		
2012			741,552		
2013			776,846		
2014			529,687		
2015			414,613		
2016			108,992		
2017			4,222		
2018			3,426		
2019			44,848		
2020			87,316		
			4,255,311		

(*) In U.S. dollars.

Collaterals

Financing from BNDES is collateralized by land, buildings, improvements, machinery, equipment and installations of the Correia Pinto plant (State of Santa Catarina) and Monte Alegre plant (State of Paraná), guarantee deposits, as well as guarantees and sureties from controlling shareholders.

BNDES

In 2006, the Company entered into an agreement with the BNDES for financing of the MA1100 Project (note 1) in the total amount of R$1,743,651. This agreement has a grace period for the repayment of principal, which will start in the second half of 2009, with monthly repayments. Interest is being paid on a quarterly basis. As of March 31, 2008, R$1,592,432 has already been released, of which R$190,479 in the first quarter of 2008.

Export financing

The Company has obtained from banks U.S. dollar-denominated export financing loans to be settled mainly through exports, from 2011 to 2015. During the first quarter of 2008, funds raised totaled R$285,000.

12. RESERVE FOR CONTINGENCIES

Based on the individual analysis of the lawsuits and the opinion of their legal counsel, the Company and its subsidiaries recorded, in noncurrent liabilities, reserves for probable losses, as shown below:

	Company and Consolidated					
			3/31/2008			12/31/2007
Nature of the Contingency	Escrow Deposits	Provision	Net Liability	Escrow deposits	Provision	Net Liability
Tax:						
. PIS/COFINS	18,555	(18,555)		18,110	(18,110)	
. CPMF	8,646	(8,646)		8,646	(8,646)	
. Other	10,316	(18,277)	(7,961)	10,316	(18,274)	(7,958)
	37,517	(45,478)	(7,961)	37,072	(45,030)	(7,958)
Labor	9,317	(46,495)	(37,178)	8,237	(46,405)	(38,168)
Civil		(3,796)	(3,796)		(3,796)	(3,796)
	46,834	**(95,769)**	**(48,935)**	**45,309**	**(95,231)**	**(49,922)**

Additionally, Klabin S.A. and its subsidiaries are parties to other tax, labor and civil lawsuits involving "possible" risks of loss: tax R$145,000, labor R$60,000 and civil R$27,000. Based on an individual analysis of lawsuits and the legal counsel's opinion, Management understands that the lawsuits assessed as possible losses do not require any reserve.

Income and social contribution tax deficiency notice

As disclosed in the Significant Event Notice on August 15, 2007, the Company received a tax deficiency notice on July 27, 2007 in connection with income and social contribution taxes on disinvestments made by the Company in 2003. This deficiency notice amounts to approximately R$870,000, including principal, fine and interest, in the amount of R$932,000 as of March 31, 2008.

Through its legal counsel the Company presented a defense within the legal term contesting the tax deficiency notice, which is at the administrative level. In the opinion of the Company's legal counsel the likelihood of loss is considered possible for R$789,000 and remote for approximately R$143,000. No reserve for contingencies was recorded for this dispute.

13. SHAREHOLDERS' EQUITY

(a) Changes

Balances as of December 31, 2007	**2,741,299**
Tax incentives	55
Income tax on revaluation reserve	(179)
Net income	77,151
Balances as of March 31, 2008	**2,818,326**

(b) Dividends

The Annual Shareholders' Meeting held on March 19, 2008 approved the payment of supplemental dividends for 2007, in the amount of R$120,002, proposed by Management in 2007, of which R$124.84 per thousand registered common shares and R$137.32 per thousand registered preferred shares, paid in April 2008.

(c) Treasury shares

As of March 31, 2008, the Company has 15,000,000 preferred shares held in treasury. The purpose of these treasury shares is the investment of available funds. The average price of this class of shares as of March 31, 2008 traded on the São Paulo Stock Exchange is R$5.76.

14. FINANCIAL INSTRUMENTS

(a) Risk management

The Company and its subsidiaries carry out transactions involving financial instruments, all recorded in balance sheet accounts, to meet their own needs, as well as to reduce their exposure to financial risks, mainly credit, currency and interest rate risks. These risks are managed through the establishment of operating strategies, control policies and determination of positions. No transactions involving financial instruments of speculative nature are carried out.

The Company and its subsidiaries conduct transactions in the foreign market that are exposed to market risks arising from foreign currency fluctuations. To mitigate this exposure, in the amount of R$1,965,000, with maturities from 2009 to 2015, the Company has a sales plan whose projected export revenue flow easily covers the liability payment flow.

Additionally, the Company has used some derivatives to manage short-term financial risks, the position of which as of March 31, 2008, US$235,000, is represented by future dollar contracts and if there is cash disbursement or receipt upon maturity. The outstanding balance to be received is R$8,607.

(b) Credit risk

These risks are managed through specific standards for acceptance of customers, credit analysis and determination of exposure limits by customer. Additionally, there are specific analyses and standards for investments in banks and the types of investments offered in the financial market.

(c) Fair values

As of March 31, 2008 the fair values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their carrying amounts due to their short-term nature. Temporary cash investments approximate their fair values because they are carried out under usual market conditions offered by the banks. Additionally, their realizable values are practically those recorded in the financial statements due to their short-term nature and because their yield is based on the variation of indexes. Even though they are subject to a lower rate than working capital loans, financing is presented at its settlement and fair values, since the rates are also those usual in the market for this type of financing. Other payables, in long-term liabilities, include taxes payable whose adjustment to present value is mentioned in note 15 related to the changes introduced by Law No. 11,638.

15. AMENDMENT TO BRAZILIAN CORPORATE LAW

On December 28, 2007, Law No. 11,638 was enacted, that alters, revokes and adds new provisions to the Brazilian Corporate Law (Law No. 6,404/76). This Law introduces several changes for the preparation of financial statements so as to enable the convergence of Brazilian accounting practices with international accounting standards, and allows the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, applicable to public companies in Brazil. The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008. The following summarizes certain of the significant changes introduced by the Law: (a) elimination of the requirement to present a statement of changes in financial position and a new requirement to present a statement of cash flows; (b) a new requirement for the presentation of a statement of value added; (c) the ability to maintain separate or auxiliary accounting ledgers and records for purposes of reflecting necessary adjustments to financial statements; (d) creation of a new account group, "Valuation adjustment to shareholders' equity"; (e) regulation of the criteria for evaluation and classification of financial instruments; (f) requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed; (g) change of the parameters for accounting for investments in affiliates under the equity method of accounting; and (h) requirement that, for transactions involving merger or spin-off, the related assets be recorded at fair market value.

Based on the CVM News Release of January 14, 2008 (while CVM specific instructions are not issued), Management decided not to apply the provisions of Law No. 11,638 in the preparation of these interim financial statements which, therefore, do not include such changes. Additionally, Management evaluated the possible effects and, based on the best estimate and analysis, determined the following:

- Adjustment to present value of taxes payable recorded in current and long-term liabilities in the amount of approximately R$59,000, whose present value as of March 31, 2008 was approximately R$47,000, with immaterial effect on the income for the quarter.

- Revaluation reserve in the amount of R$82,592 as of March 31, 2008, the reversal of which will be decided by Management during the year.

16. STATEMENT OF CASH FLOWS

	Company		Consolidated	
	3/31/2008	3/31/2007	3/31/2008	3/31/2007
Cash flows from operating activities:				
Net income	77,151	165,494	77,151	165,494
Income (expenses) not affecting cash and cash equivalents:				
. Depreciation, amortization and depletion	88,695	54,544	92,464	60,093
. Gain on sale of assets	233	1,012	293	882
. Deferred income and social contribution taxes	3,668	13,841	3,668	14,615
. Interest and exchange variation on loans and financing	53,103	(17,175)	53,300	(18,454)
. Equity in subsidiaries	(44,474)	(85,507)	58	35
. Exchange variation on foreign investments			303	872
. Minority interest			3,402	3,327
. Recognition of reserve for contingencies	2	277	3	277
. Other		(7,437)		(7,437)
. Dividends received from subsidiaries	22,186	34,855		
Decrease (increase) in assets:				
. Accounts receivable	(75,357)	(37,092)	(31,054)	(5,512)
. Inventories	(30,459)	6,318	(31,498)	562
. Recoverable taxes	(43,239)	(60,266)	(42,936)	(61,443)
. Prepaid expenses	9,291	4,840	9,362	4,909
. Other receivables	(2,185)	(6,732)	(6,443)	(7,414)
Increase (decrease) in liabilities:				
. Trade accounts payable	(545)	67,334	(108,004)	60,080
. Taxes payable	(6,497)	15,917	(6,238)	15,951
. Provision for income and social contribution taxes	(10,423)	26,129	(10,460)	26,066
. Salaries, vacation and payroll charges	(13,389)	(16,149)	(13,958)	(16,422)
. Other payables	(6,719)	12,827	(7,897)	12,452
Net cash provided by operating activities	**21,042**	**173,030**	**(18,484)**	**248,933**
Cash flows from investing activities:				
. Purchase of property, plant and equipment	(141,817)	(501,372)	(168,799)	(532,241)
. Increase in deferred charges	(42,112)	(18,276)	(42,143)	(18,289)
. Goodwill on acquisition of company	(116)		(116)	
. Sale of property, plant and equipment	288	1,258	288	1,266
. Escrow deposits	(7)	7,054	(14)	7,049
. Other	54	56	(3)	56
Net cash used in investing activities	**(183,710)**	**(511,280)**	**(210,787)**	**(542,159)**
Cash flows from financing activities:				
. New loans and financing	479,675	391,719	479,675	391,719
. Repayment of loans and financing	(115,527)	(38,567)	(120,972)	(38,567)
. Payment of interest	(69,811)	(46,724)	(71,408)	(48,619)
. Capital contribution to subsidiaries by minority shareholders			2,292	640
. Buyback of shares		(39,307)		(39,307)
. Dividends paid		(110,006)		(110,006)
Net cash provided by financing activities	**294,337**	**157,115**	**289,587**	**155,860**
Increase (decrease) in cash and cash equivalents	**131,669**	**(181,135)**	**60,316**	**(137,366)**
Opening balances of cash and cash equivalents	1,862,321	1,762,368	2,098,641	2,290,181
Closing balances of cash and cash equivalents	1,993,990	1,581,233	2,158,957	2,152,815
	131,669	**(181,135)**	**60,316**	**(137,366)**

01265-3 KLABIN S.A.	89.637.490/0001-45

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

For a better understanding of the performance of Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1	Total Assets	8,082,073	7,806,090
1.01	Current Assets	3,312,261	3,062,117
1.01.01	Cash and cash equivalents	2,158,957	2,098,641
1.01.01.01	Cash and banks	96,344	224,221
1.01.01.02	Temporary cash investments	2,062,613	1,874,420
1.01.02	Receivables	465,411	434,357
1.01.02.01	Trade accounts receivable	600,791	550,256
1.01.02.02	Other receivables	(135,380)	(115,899)
1.01.02.02.01	Discounted exchange and trade receivables	(108,724)	(89,452)
1.01.02.02.02	Allowance for doubtful accounts	(26,656)	(26,447)
1.01.03	Inventories	367,907	336,146
1.01.04	Other	319,986	192,973
1.01.04.01	Recoverable taxes	244,212	110,821
1.01.04.02	Prepaid expenses	11,909	12,421
1.01.04.03	Prepaid expenses - parent company	7,136	15,473
1.01.04.04	Notes receivable	56,729	54,258
1.02	Noncurrent Assets	4,769,812	4,743,973
1.02.01	Long-term assets	432,551	524,136
1.02.01.01	Other receivables	0	0
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	432,551	524,136
1.02.01.03.01	Deferred income and social contribution taxes	51,995	56,512
1.02.01.03.02	Escrow deposits	84,588	84,574
1.02.01.03.03	Taxes available for offset	232,722	323,177
1.02.01.03.04	Prepaid expenses	6,061	6,574
1.02.01.03.05	Other receivables	57,185	53,299
1.02.02	Permanent assets	4,337,261	4,219,837
1.02.02.01	Investments	66,877	66,870
1.02.02.01.01	In affiliates	0	0
1.02.02.01.02	In affiliates - goodwill	0	0
1.02.02.01.03	In subsidiaries	255	311
1.02.02.01.04	In subsidiaries - goodwill	58,171	58,055
1.02.02.01.05	Other investments	8,451	8,504
1.02.02.02	Property, plant and equipment	4,072,780	3,991,690
1.02.02.03	Intangible assets	0	0
1.02.02.04	Deferred charges	197,604	161,277

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.2 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2	Total Liabilities and Shareholders' Equity	8,082,073	7,806,090
2.01	Current Liabilities	732,319	926,984
2.01.01	Loans and financing	190,819	243,309
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	265,213	373,463
2.01.04	Taxes payable	57,069	73,608
2.01.04.01	Other taxes	36,245	42,483
2.01.04.02	Provision for income and social contribution taxes	20,824	31,125
2.01.05	Dividends payable	120,002	120,002
2.01.06	Provisions	0	0
2.01.07	Intercompany payables	1,812	1,566
2.01.08	Other	97,404	115,036
2.01.08.01	Salaries, vacation and payroll charges	55,392	69,350
2.01.08.02	Other payables	42,012	45,686
2.02	Noncurrent Liabilities	4,397,423	4,009,442
2.02.01	Long-term liabilities	4,397,423	4,009,442
2.02.01.01	Loans and financing	4,255,311	3,862,226
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Intercompany payables	0	0
2.02.01.06	Other	142,112	147,216
2.02.01.06.01	Deferred income and social contribution taxes	4,560	5,444
2.02.01.06.02	Reserve for contingencies	48,935	49,922
2.02.01.06.03	Other payables	88,617	91,850
2.03	Minority interest	134,005	128,365
2.04	Shareholders' equity	2,818,326	2,741,299
2.04.01	Capital	1,500,000	1,500,000
2.04.02	Capital reserves	84,629	84,574
2.04.02.01	Monetary adjustment - Law No. 8,200/91	83,986	83,986
2.04.02.02	Tax incentives and other	643	588
2.04.03	Revaluation reserves	82,592	83,117
2.04.03.01	Own assets	82,592	83,117
2.04.03.02	Subsidiaries/affiliates	0	0
2.04.04	Profit reserves	1,073,608	1,073,608
2.04.04.01	Legal	143,022	143,022
2.04.04.02	Statutory	1,004,287	1,004,287
2.04.04.07	Other profit reserves	(73,701)	(73,701)
2.04.04.07.01	Treasury shares	(73,701)	(73,701)
2.04.05	Retained earnings/accumulated deficit	77,497	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYER'S REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross revenue from sales and/or services	886,406	886,406	822,530	822,530
3.02	Deductions	(146,052)	(146,052)	(131,990)	(131,990)
3.03	Net revenue from sales and/or services	740,354	740,354	690,540	690,540
3.04	Cost of sales and/or services	(511,769)	(511,769)	(435,880)	(435,880)
3.05	Gross profit	228,585	228,585	254,660	254,660
3.06	Operating (expenses) income	(126,937)	(126,937)	(41,921)	(41,921)
3.06.01	Selling	(73,985)	(73,985)	(66,827)	(66,827)
3.06.02	General and administrative	(40,809)	(40,809)	(41,796)	(41,796)
3.06.03	Financial, net	(10,680)	(10,680)	69,385	69,385
3.06.03.01	Financial income	49,198	49,198	65,422	65,422
3.06.03.01.01	Income	58,486	58,486	77,820	77,820
3.06.03.01.02	Exchange gain	(9,288)	(9,288)	(12,398)	(12,398)
3.06.03.02	Financial expenses	(59,878)	(59,878)	3,963	3,963
3.06.03.02.01	Expenses	(88,445)	(88,445)	(58,012)	(58,012)
3.06.03.02.02	Exchange loss	28,567	28,567	61,975	61,975
3.06.04	Other operating income	1,221	1,221	1,325	1,325
3.06.05	Other operating expenses	(2,627)	(2,627)	(3,973)	(3,973)
3.06.06	Equity in subsidiaries	(57)	(57)	(35)	(35)
3.07	Income from operations	101,648	101,648	212,739	212,739
3.08	Nonoperating income, net	181	181	5,998	5,998
3.08.01	Income	524	524	8,721	8,721
3.08.02	Expenses	(343)	(343)	(2,723)	(2,723)
3.09	Income before taxes and profit sharing	101,829	101,829	218,737	218,737
3.10	Provision for income and social contribution taxes	(17,608)	(17,608)	(35,301)	(35,301)
3.11	Deferred income tax	(3,668)	(3,668)	(14,615)	(14,615)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(3,402)	(3,402)	(3,327)	(3,327)
3.15	Net income/loss	77,151	77,151	165,494	165,494
	NUMBER OF SHARES, FORMER TREASURY SHARES (thousand)	902,683	902,683	904,198	904,198
	EARNINGS PER SHARE (R$)	0.08547	0.08547	0.18303	0.18303
	LOSS PER SHARE (R$)				

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances in 1Q08, 4Q07 and 1Q07 consists of consolidated figures stated in local currency (R$), in accordance with the generally accepted accounting practices adopted in Brazil, except where otherwise indicated.

Key Figures

R$ million	1Q08	4Q07	1Q07	1Q08/ 4Q07	1Q08/ 1Q07
Net Revenue	**740**	**669**	**691**	**10.7%**	**7.2%**
% Exports	*28%*	*23%*	*29%*		
EBITDA	**205**	**138**	**203**	**48.3%**	**0.6%**
EBITDA Margin	*28%*	*21%*	*29%*		
Net Income	**77**	**72**	**166**	**7.5%**	**-53.4%**
Net Debt	**2,287**	**2,007**	**1,142**	**14.0%**	**100.4%**
Net Debt/EBITDA (last 12 months)	**3.1**	**2.7**	**1.6**		
Investments	**211**	**465**	**551**	**-54.6%**	**-61.7%**
Production Volume - 1,000 t (*)	**440**	**389**	**381**	**13.3%**	**15.4%**
Sales Volume - 1,000 t	**386**	**341**	**359**	**13.5%**	**7.7%**
% Exports	*42%*	*37%*	*42%*		

*(*) Figures related to paper, boards and recycled paper production volumes, corrugated boxes and industrial bags are not considered.*

New Organizational Structure

Klabin promoted important changes in its organizational structure and continues with business direction based upon the value creation concept, integrated business model and the Sustainability Policy, which observes the economical, social and environmental aspects involved in its activities.

From April on, Klabin changed its CEO. Reinoldo Poernbacher, who previously ran the Forestry and Supply Chain Divisions, replaced Miguel Sampol Pou, who led the Company since 2002.

The structural change excluded the Managing Directors of Business Units rank, besides it will bring more agility and simplicity to the decision making process.

The Operations Directorship was created, responsible for management of operations from all business units, which will allow more coordination and integration, maximizing synergies among the different units.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The Projects, Industrial Technology and Procurement Directorship was also created, enforcing the technological update of the Company and innovation. Klabin will devote additional efforts on research and development and the employment of more efficient technologies, producing more with fewer resources.

Among the main challenges, the new Managerial Board has the mission of achieving the expected results of the investments already made, with highlight to the MA 1100 Project. In addition, it will increase focus on the Company's strategy and markets, will implement the integrated planning of sales and operations and will deepen the perpetual pursuance of cost reductions.

The Company will continue the safety and occupational health programs and the social responsibility projects, looking forward to have the communities participating more and more of the Company's value generation chain, for instance, through the forestry incentive program and timber multiple use.

Klabin celebrated 109 years of existence on April 19. Global benchmark in the production of packaging paper and boards and paper based packaging, the Company has market leadership in Brazil, promotes the sustainable development and innovates in services and products and has the tradition of more than a century creating value and growing.

Operating, Economic and Financial Performance

Production Volume

Production of paper and coated boards in the 1Q08 reached 440.2 thousand tonnes, 15% higher than 1Q07 and 13% higher than 4Q07.

MA 1100 Expansion Project is in its final phase and still not enables the Monte Alegre (PR) mill to operate in its plenitude. Even though, the learning curve of the new machine has run as planned and, in the 1Q08, PM9 produced 67 thousand tonnes of paper and boards to the detriment of other paper machines.


440
389
381
1Q08
4Q07
1Q07
thousand tonnes

Sales Volume

Sales volume in the 1Q08, without wood, reached 386.4 thousand tonnes, 8% higher than 1Q07 and 13% above 4Q07, due to the larger availability of paper and boards after the start--up of PM9.

Export volume in the 1Q08 totaled 161.2 thousand tonnes, 7% and 27% higher than 1Q07 and 4Q07, respectively.

Sales volume of coated boards already represents 30% of the sales, versus 25% in 1Q07.

Sales Volume per Market

Thousand tonnes


386
341
359
58%
63%
58%
1Q08
4Q07
1Q07
Domestic Market
Foreign Market

Sales Volume per Product – 1Q08


Industrial Bags 9%
Others 2%
Kraftliner 31%
Corrugated Boxes 28%
Coated Boards 30%
does not include wood

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Net Revenue

Net revenue in the 1Q08, including wood, totaled R$740.4 million, 7% and 11% higher than 1Q07 and 4Q07, respectively.

Net revenue of coated boards represented 28% of the net revenue, versus 25% in 1Q07.

Net Revenue per Market

R$ million


740
669
691
72%
77%
71%
1Q08
4Q07
1Q07
Domestic Market
Foreign Market

Net Revenue per Product – 1Q08


Wood
Others 8%
2%
Kraftliner
18%
Industrial Bag
14%
Corrugated Boxes 30%
Coated Boards 28%

includes wood

Exports Destination

Volume – 1Q08


North America 3%
Africa 4%
Asia 15%
Latin America 44%
Europe 34%

Net Revenue – 1Q08


North America 4%
Africa 4%
Asia 16%
Latin America 46%
Europe 30%

Operating Result

Cost of goods sold in the 1Q08 was R$511.8 million, 17% higher than 1Q07 and 9% higher than 4Q07, due to higher sales volume and the larger consumption of electrical energy, fuel oil and chemical products in the Monte Alegre mill.

Sales expenses in the 1Q08 reached R$74.0 million, 11% and 15% higher than 1Q07 and 4Q07, due to the high sales volume. Compared with net revenue these expenses represent 10% in the 1Q08, stable when compared with 1Q07 and 4Q07. Freights represented 63.6% of sales expenses in the 1Q08, versus 63.9% in the 1Q07 and 62.2% in the 4Q07.

General and administrative expenses totaled R$40.8 million in the 1Q08, 2% and 18% lower than 1Q07 and 4Q07, representing 5.5% of net revenue, versus 6.1% in the 1Q07 and 7.4% in the 4Q07.

Total cash costs per tonne in the 1Q08 showed a reduction of 9% compared with 4Q07. There was a reduction in the fixed costs and also in the variable costs, in spite of the fuel oil, chemical products and freights increase.

Operational result before financial result (EBIT) in the 1Q08 was R$112.4 million, 22% lower than 1Q07 and 47% higher than 4Q07.

Operating cash generation (EBITDA) in the 1Q08 was R$204.8 million, with 28% margin.


EBITDA and EBITDA Margin
29%
25%
24%
26%
29%
28%
28%
21%
28%
186
169
170
184
203
200
200
138
205
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
EBITDA - R$ Million
EBITDA Margin

Financial result and indebtedness

Net financial result was negative in R$10.7 million in the 1Q08, versus financial gains of R$69.4 million and R$35.0 million in the 1Q07 and 4Q07, respectively. Since the MA 1100 Expansion Project became a permanent asset, interest on BNDES financing ceased to be capitalized and moved to the financial expenses account.

In response to the Brazilian real appreciation against the U.S. dollar, the Company adopted the strategy of hedging export cash flows, with a short position of US$235 million, which generated results of R$13.7 million in the 1Q08.

In the 1Q08, BNDES granted R$190.5 million for the MA 1100 Expansion Project, totaling R$1,592.5 million since the beginning of the Project. Total financing will reach R$1.7 billion, at the cost of TJLP plus a spread lower than 2% per year.

Gross debt went from R$4,105.5 million at December 31, 2007 to R$4,446.2 million at March 31, 2008, of which only 4% is short term. Foreign currency debt reached R$2,134.0 million, the equivalent of US$1,220.1 million.

Average debt maturity is 54 months, 49 months for local currency debt and 59 months for foreign currency debt.

Net debt on March 31, 2008 was R$2,287.2 million, an increase of R$280.3 million compared to December 31, 2007.

Financial investments totaled R$2,159.0 million on March 31, 2008.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Financing (R$ million)	03/31/08			12/31/07		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	97.0	93.8	190.8	144.7	98.6	243.3
Long Term	2,215.2	2,040.2	4,255.4	1,918.6	1,943.6	3,862.2
Gross Debt	**2,312.2**	**2,134.0**	**4,446.2**	**2,063.3**	**2,042.2**	**4,105.5**
Cash and Cash Equivalents			(2,159.0)			(2,098.6)
Net Debt			**2,287.2**			**2,006.9**



Net Debt - R$ million
2,007
-205
449
211
11
-186
2,287
Net Debt 4Q07
EBITDA
Working Capital
Investments
Financial Result
Others
Net Debt 1Q08

Net Income

Net income in the 1Q08 was R$77.2 million, 53% lower than 1Q07, due to the lower gross margin and to the financial expenses. In comparison with the 4Q07, despite the negative financial result, net income was 8% higher, due to the improvement in the gross margin and shorter provision for the income and social contribution taxes.

Business Performance

BUSINESS UNIT - FORESTRY

Klabin handled 2.1 million tonnes of Pine and Eucalyptus logs and woodchips, and biomass for energy generation in the 1Q08, volume 18% and 17% higher compared with 1Q07 and 4Q07. The amount transferred to the mills in Paraná, Santa Catarina and São Paulo totaled 1.4 million tonnes.

Sales volume of wood logs for sawmills and laminators were 630.5 thousand tonnes in the 1Q08, 1% and 18% higher than 1Q07 and 4Q07, respectively.

Net revenue from wood logs sales for third parties in the 1Q08 was R$56.2 million, 7% lower than 1Q07 and 17% higher than 4Q07.

Klabin's customers have managed to reduce the dependence of the U.S. market, increasing sales to Europe and the domestic market. However, the slowdown in the housing construction activity in the United States continues to affect negatively wood sales for third parties. In March, seasonally adjusted annual rate of new privately owned housing starts in the United States reached 947 thousand, 12% and 36% lower than February of 2008 and March 2007, respectively.


"US New Privately Owned Housing Units Started"
Seasonally Adjusted Annual Rate
Thousand units
2,300
1,800
1,300
800
Average
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Source: U.S. Census Bureau

At the end of March, the Company held 436 thousand hectares of owned and leased land, of which 360 thousand hectares owned and 76 thousand hectares leased. Planted forests account for 216 thousand hectares, of which 155 thousand hectares with pine and 61 thousand hectares with eucalyptus. There are also 178 thousand hectares of permanent preservation areas and legal reserves. In order to prepare the Company towards the capacity expansion project under way, the Company remains increasing the forestry base through acquisitions and the incentive program.

BUSINESS UNIT - PAPER

Sales volume of paper and coated boards for third parties reached 236.4 thousand tonnes in the 1Q08, 12% and 21% higher than 1Q07 and 4Q07, respectively.

Net revenue of paper and boards totaled R$344.4 million in the 1Q08, 9% and 19% higher than 1Q07 and 4Q07.

Exports in the 1Q08 totaled 149.0 thousand tonnes, 7% and 28% higher than 1Q07 and 4Q07. In March, the Brazilian federal customs and taxes agency strike caused delays on ports and borders and the rural producers' manifestations in Argentina obstructed unloaded trucks on their way back to Brazil. Both events left about 9 thousand tonnes of paper and boards without being exported.

Sales volume of kraftliner totaled 121.8 thousand tonnes in the 1Q08, 1% lower than 1Q07 and 11% higher than 4Q07. Export sales reached 101.9 thousand tonnes in the 1Q08, the equivalent of 84% of the product's total sales. Domestic market sales reached 19.9 thousand tonnes in the 1Q08, an increase of 60% and 25% compared with 1Q07 and 4Q07, respectively.

Net revenue of kraftliner reached R$134.1 million in the 1Q08, 6% lower than 1Q07 and 10% higher than 4Q07.

Kraftliner's international prices stabilized in the first quarter, after a small decrease early this year at the European market. However, the continuous appreciation of the Euro favors the competitiveness of North-American producers, leading to price reductions at Euro denominated markets for supplying contracts in the second quarter.

Therefore, the Company diversified the sales mix, taking advantage of Latin American markets that used to be dominated by North-American producers and increased domestic market sales volumes.


Kraftliner Price x Currency
US$
R$/US$
900
800
700
600
500
400
300
200
4.00
3.50
3.00
2.50
2.00
1.50
539
602
720
773
2.43
2.18
1.95
1.74
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Average Price (US$)
Average (R$/US$)
Source: FOEX - Kraftliner brown 175 g/m ²

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales volume of coated boards in the 1Q08 reached 114.6 thousand tonnes, 29% and 35% higher than 1Q07 and 4Q07. Net revenue reached R$210.3 million in the 1Q08, 20% and 27% higher than 1Q07 and 4Q07, respectively.

According to the Brazilian Pulp and Paper Producers Association (Bracelpa), the domestic market share of Klabin's coated boards increased to 16.8%, compared with 9.7% and 15.4% in the 1Q07 and 4Q07.

Coated boards' exports totaled 47.1 thousand tonnes in the 1Q08, 69% and 112% higher than 1Q07 and 4Q07.

Klabin adopted marketing strategies to offset the effects of the real appreciation over coated boards' exports. The Company has benefited from the commercial agreement with Perez Trading and has transferred to Latin America and Brazil part of the sales that used to have the North-American market as destination.

The Company is also pursuing new markets for its products, for example Australia, which had been dominated by North-American producers. Besides, the Company is developing new products, aimed to segments of the domestic market, where Klabin was not present.

BUSINESS UNIT - CORRUGATED BOXES

Corrugated boxes market showed a stable performance compared with 1Q07, jeopardized by the restriction on Brazilian beef's commerce in Europe and delays of tobacco's and fruits' harvest. Preliminary data provided by the Brazilian Association of Corrugated Boxes (ABPO) indicates that shipments of boxes, sheets and accessories in the 1Q08 was 542 thousand tonnes, stable compared with 1Q07.

Klabin's shipments reached 106.4 thousand tonnes in the 1Q08, 1% lower than 1Q07 and 2% higher than 4Q07.


Brazilian shipments of corrugated boxes - thousand tonnes
518
464
492
497
526
544
542
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
Source: ABPO

Net revenue of 1Q08 totaled R$223.2 million, 11% higher than 1Q07 and stable compared with 4Q07.

Variable costs remained under pressure of OCC prices, which rebounded in the quarter, but still are on higher grounds.

BUSINESS UNIT - INDUSTRIAL BAGS

The housing construction (cement bags) and agribusiness (seed bags) are the main consumption markets of industrial bags.

Sales volume of industrial bags from the plants in Brazil and Argentina in the 1Q08 totaled 33.4 thousand tonnes, 6% and 1% higher than 1Q07 and 4Q07. Net revenue in the 1Q08 was R$103.0 million, 7% and 6% higher than 1Q07 and 4Q07, respectively.


Consumption of National Cement Production
Million tonnes
4.0
3.0
2.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006
2007
2008
Source: National Cement Industry Association (SNIC)

The programs aiming to achieve higher productivity and installation of new automation equipment remained in the 1Q08 at the Lages (SC) plant, contributing to elevate even further the productivity levels of industrial bags. The chart below shows productivity growth of bags in the last years.


Average Productivity - Pasted Bags
Thousand/Man/Year
1100
1000
900
800
700
600
500
400
693
724
802
781
920
1,013
1,053
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08

Capital Market

At March 31, 2008	
Preferred Shares	600.9 million
Share Price (KLBN4)	R$5.80
Book Value	R$3.07
Average Daily Trading Volume 1Q08	R$8.7 million
Market Capitalization	R$5.3 billion

The following chart shows the performance of Klabin's preferred shares compared with São Paulo Stock Exchange Index (IBOVESPA):


KLBN4 x IBOVESPA
Base 100 = 12/28/07
110
100
90
80
70
-4.6%
-12.3%
12/28/07
01/04/08
01/11/08
01/18/08
01/25/08
02/01/08
02/08/08
02/15/08
02/22/08
02/29/08
03/07/08
03/14/08
03/21/08
03/28/08
KLBN4
IBOVESPA

In the 1Q08, Klabin's preferred shares (KLBN4) had a nominal price decrease of 12.3% and IBOVESPA 4.6%. The shares were traded in all trading sessions of BOVESPA, totaling 45,009 transactions with 87.7 million shares and average daily trading volume of R$8.7 million, down 24% from the R$11.5 million in the 1Q07.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Klabin's preferred shares were traded at BOVESPA in the 1Q08 at the average price of R$5.92 per share, a decrease compared with the R$7.03 average price per share in the 4Q07.

Klabin's shares are also traded over-the-counter (OTC) as Level I ADR's in the U.S. market under the code KLBAY.

The shareholders' equity of Klabin consists of 917.7 million shares, of which 316.8 million are common shares and 600.9 million preferred shares. On March 31, the Company had 15.0 million preferred shares held in treasury.

Dividends

The Ordinary General Meeting held in March approved the payment of supplementary dividends for R$120.0 million, of which R$124.84 per thousand common shares and R$137.32 per thousand preferred shares. Therefore, the dividends of 2007 fiscal year total R$293.0 million, representing 50% of adjusted net income.

Investments

The main investments made in the quarter are listed hereafter:

R$ Million	1Q08	%
Forestry	66	31%
Paper Mills	137	65%
Conversion	8	4%
Total	**211**	**100%**

The MA 1100 Expansion Project reached the last phase of implementation, lacking only the finalization of civil works, the mills' finishing, and the start-up of the new power boiler (biomass), which is important for the reduction of the mill's variable costs, due to the lesser dependence on electrical energy and fuel oil. PM9 has been showing an outstanding performance, in March the first commercial shipment of liquid packaging boards was made.

Turbo generator No. 8 (TG8) started up on March 23, however due to the lack of steam it ran below its full capacity. The new power boiler (biomass) started the pre-test phase in March and has the start-up foreseen for early May.

The Company has also made important investments in the Monte Alegre (PR) mill's shipment yard, aiming to improve loading quality and speed for the new production capacity reached with the MA 1100 Expansion Project. The paper warehouse was expanded; the railroad shipment system was reformed to match the mill's expansion and additional truck loading docks were installed.

15.01 - INVESTMENT PROJECTS

Consolidated investments in the first quarter of 2008 were R$211 million invested in the main projects, including R$42 million of deferred charges:

- Paper plants - R$137 million.

- Acquisition of forests and forestation - R$66 million.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES - LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF MARCH 31, 2008.

1. COMPANY'S OWNERSHIP INTEREST INCLUDING SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL, DETAILED UP TO THE LEVEL OF INDIVIDUALS

(a) Company's ownership interest

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.70			163,797,753	17.85
Niblak Participações S.A.	24,699,654	7.80			24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.03	21,662,953	3.61	85,121,558	9.28
The Bank Of New York ADR Department (*)			59,008,535	9.82	59,008,535	6.43
BNDES Participações S.A. BNDESPAR			185,859,838	30.93	185,859,838	20.25
Treasury Shares			15,000,000	2.50	15,000,000	1.63
Others (**)	64,871,551	20.47	319,324,407	53.14	384,195,958	41.87
TOTAL	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

(*) Foreign shareholders.
(**) Shareholders with less than 5% of shares.

(b) Ownership interest of controlling shareholders, up to the level of individuals

CONTROLLING SHAREHOLDER/INVESTOR:
KLABIN IRMÃOS & CIA.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$1,000,000.00, represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
Miguel Lafer	446,458	50.00
Vera Lafer	446,458	50.00
TOTAL	892,916	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Sylvia Lafer Piva			17,658,895	99.99993	17,658,895	66.66662
Pedro Franco Piva			12	0.00007	12	0.00005
Horácio Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	33.33			2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	33.34			2,943,151	11.11111
TOTAL	8,829,453	100.00	17,658,907	100.00000	26,488,360	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
GL Holdings S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	4,233,864	99.99991	8,467,726	99.99993	12,701,590	99.99992
Other	4	0.00009	6	0.00007	10	0.00008
TOTAL	4,233,868	100.00000	8,467,732	100.00000	12,701,600	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Israel Klabin			328,642	70.9394	328,642	14,2860
Alberto Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14,2860
Leonardo Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14,2860
Stela Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14,2860
Maria Klabin (*)	306,189	16.6664	22,438	4.8434	328,627	14,2850
Dan Klabin (*)	306,189	16.6664	22,438	4.8435	328,627	14,2850
Gabriel Klabin (*)	306,189	16.6664	22,438	4.8435	328,627	14,2850
Estate Maurício Klabin (*)	31	0.0017			31	0,0010
TOTAL	1,837,165	100.0000	463,270	100.0000	2,300,435	100,0000

(*) Shares subject to usufruct, with the usufructuary Israel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**TOTAL %**
Daniel Miguel Klabin	1,627,732	53.065
Rose Klabin (*)	479,900	15.645
Amanda Klabin (*)	479,900	15.645
David Klabin (*)	479,900	15.645
TOTAL	3,067,432	100.000

(*) Shares subject to usufruct, with the usufructuary Daniel Miguel Klabin having voting right.

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**%**
Armando Klabin	4	0.20
Wolff Klabin (*)	516	24.95
Daniela Klabin (*)	516	24.95
Bernardo Klabin (*)	516	24.95
José Klabin (*)	516	24.95
TOTAL	2,068	100.00

(*) Shares subject to usufruct, with the usufructuary Armando Klabin having voting right.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
Lilia Klabin Levine	17,673,757	99.9997
Cristina Levine Martins Xavier	1	0.0001
Regina Klabin Xavier	1	0.0001
Roberto Klabin Martins Xavier	1	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
NIBLAK PART. S.A.

	SHARES	
SHAREHOLDERS	COMMON	TOTAL %
KL Participações Ltda.	6,076,071	25.042
GL Holdings S.A.	3,038,061	12.521
KLA RO Participações Ltda.	2,686,869	11.074
DARO Participações S.A.	2,686,869	11.074
DAWOJOBE Partic. S.A.	2,562,686	10.562
Armando Klabin	124,183	0.512
MEKLA DELTA Participações Ltda.	4,050,722	16.695
Pedro Franco Piva	3,038,061	12.520
TOTAL	24,263,522	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
Miguel Lafer	2,900,000	50.000
Vera Lafer	2,900,000	50.000
TOTAL	5,800,000	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Israel Klabin	2,240,771	92.902
Estate Maurício Klabin	3	0.001
Alberto Klabin	28,521	1.183
Leonardo Klabin	28,521	1.183
Stela Klabin	28,521	1.183
Maria Klabin	28,521	1.183
Dan Klabin	28,521	1.183
Gabriel Klabin	28,521	1.183
TOTAL	2,411,900	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
DARAM Participações Ltda.

	SHARES	
SHAREHOLDERS	Number	% of Capital
Daniel Miguel Klabin	8,828,822	53.53
Rose Klabin	2,554,586	15.49
Amanda Klabin	2,554,586	15.49
David Klabin	2,554,586	15.49
TOTAL	16,492,580	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	SHARES	
SHAREHOLDERS	Number	% of Capital
ESLI Participações S.A.	1	99.999
Lilia Klabin Levine	1	0.001
TOTAL	2	100.000

(*) Limited liability company, with capital represented by shares of various amounts.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	**COMMON**	**TOTAL %**
Joaquim Francisco M. de Carvalho	1,626,653	14.03
Fundo de Pensões do Banco Espírito Santo e Comercial de Lisboa	1,168,121	10.07
Bradesco Capitalização S.A.	1,192,483	10.28
Soc. Técnica Monteiro Aranha Ltda.	1,031,338	8.89
Olavo Egydio Monteiro de Carvalho	835,043	7.20
Euroamerican Finance Corporation	589,857	5.09
AMC Participações S/C Ltda.	599,526	5.17
CEJMC Participações S/C Ltda.	599,526	5.17
SAMC Participações S/C Ltda.	599,526	5.17
Joaquim Álvaro M. de Carvalho	482,526	4.16
Treasury Shares	195,399	1.68
Other (*)	2,677,599	23.09
TOTAL	11,597,597	100.00

(*) Shareholders with less than 5% of shares.

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Capitalização S.A.

	SHARES	
SHAREHOLDER	**COMMON**	**TOTAL %**
Bradesco Seguros S.A.	451,623	100.00
TOTAL	451,623	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDER	**COMMON**	**TOTAL %**
Banco Bradesco S.A.	921,871	100.00
TOTAL	921,871	100.00

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Coml. de Participações	486,663,092	48.18	246,156	0.02	486,909,248	24.10
Fundação Bradesco	165,718,222	16.41	22,752,281	2.25	188,470,503	9.33
Banco Bilbao Vizcaya Argentaria S.A. (*)	50,566,602	5.01	415,508	0.04	50,982,110	2.52
Other (**)	307,217,814	30.40	987,340,505	97.69	1,294,558,319	64.05
TOTAL	1,010,165,730	100.00	1,010,754,450	100.00	2,020,920,180	100.00

(*) Foreign company.
(**) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Coml. de Participações

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,574,939,991	44.78
Fundação Bradesco	1,903,839,616	33.11
Lia Maria Aguiar	417,744,408	7.26
Lina Maria Aguiar	488,038,330	8.49
Other (*)	366,156,434	6.36
TOTAL	5,750,718,779	100.00

(*) Shareholders with less than 5% of voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	101,082,737	46.30	231,332,928	98.35	332,415,665	73.29
Cx. Benef. dos Funcionários Bradesco			3,885,487	1.65	3,885,487	0.86
Elo Participações S.A.	117,230,771	53.70			117,230,771	25.85
TOTAL	218,313,508	100.00	235,218,415	100.00	453,531,923	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Lázaro de Mello Brandão	9,188,513	5.92			9,188,513	4.12
Other (*)	145,894,884	94.08	67,859,087	100.00	213,753,971	95.88
TOTAL	155,083,397	100.00	67,859,087	100.00	222,942,484	100.00

(*) No shareholder holds, individually, more than 5% of voting capital.

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	SHARES	
SHAREHOLDERS	NUMBER	TOTAL %
Joaquim Monteiro de Carvalho	343,634	99.999
Other	3	0.001
TOTAL	343,637	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	NUMBER	TOTAL %
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	NUMBER	TOTAL %
Celi Elisabete Júlia M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	SHARES	
SHAREHOLDERS	NUMBER	TOTAL %
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2. CHANGES IN OWNERSHIP INTEREST

		4/1/2007		Change				3/31/2008		
Shareholders	**Type**	**Number of shares**	**%**	**Purchase Subscription**	**Sale**	**New members**	**Cancellation of shares**	**Number of shares**	**%**	**Variation %**
Controlling Shareholders	Common	202,061,099	63.78	10,656				202,071,755	63.78	0.00
	Preferred	105,708,547	17.59	40,018,152	(34,509,675)	7,014,805	(7,014,805)	111,217,024	18.51	0.92
Members of the Board of Directors	Common	34,660,163	10.94					34,660,163	10.94	(0.00)
	Preferred	17,788,303	2.96	4,348,058	(9,777,701)			12,358,660	2.06	(0.90)
Members of the Executive Board	Common									
	Preferred	239,038	0.04	1,000				240,038	0.04	(0.00)
Members of the Fiscal Council	Common	1,000	0.00					1,000	0.00	0.00
	Preferred	3,420	0.00					3,420	0.00	0.00
Treasury Shares	Common									
	Preferred	13,485,100	2.24	1,514,900				15,000,000	2.50	0.25
Other Shareholders	Common	80,105,301	25.28	(10,656)				80,094,645	25.28	0.00
	Preferred	463,631,325	77.16	(45,882,110)	44,287,376	(7,014,805)	7,014,805	462,036,591	76.90	(0.27)
Total	**Common**	**316,827,563**	**100.00**	**0**	**0**	**0**	**0**	**316,827,563**	**100.00**	**0.00**
	Preferred	**600,855,733**	**100.00**	**0**	**0**	**0**	**0**	**600,855,733**	**100.00**	**(0.00)**

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

3. NUMBER OF COMPANY'S SHARES DIRECTLY OR INDIRECTLY HELD BY CONTROLLING SHAREHOLDERS, MEMBERS OF THE EXECUTIVE BOARD AND MEMBERS OF THE BOARD OF DIRECTORS AND NUMBER OF SHARES OUTSTANDING

3/31/2008

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Controlling Shareholders	202,071,755	63.78	111,217,024	18.51	313,288,779	34.14
Members of the Board of Directors	34,660,163	10.94	12,358,660	2.06	47,018,823	5.12
Members of the Executive Board			240,038	0.04	240,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			15,000,000	2.50	15,000,000	1.63
Other Shareholders	80,094,645	25.28	462,036,591	76.89	542,131,236	59.08
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**80,095,645**	**25.28**	**462,036,591**	**76.90**	**542,131,236**	**59.08**

3/31/2007

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Controlling Shareholders	202,061,099	63.78	105,708,547	17.60	307,769,646	33.54
Members of the Board of Directors	34,660,163	10.94	17,788,303	2.96	52,448,466	5.72
Members of the Executive Board			239,038	0.04	239,038	0.03
Members of the Fiscal Council	1,000		3,420		4,420	
Treasury Shares			13,485,100	2.24	13,485,100	1.47
Other Shareholders	80,105,301	25.28	463,631,325	77.16	543,736,626	59.24
Total	**316,827,563**	**100.00**	**600,855,733**	**100.00**	**917,683,296**	**100.00**

Number of Shares Outstanding	**80,106,301**	**25.28**	**463,634,745**	**77.16**	**543,741,046**	**59.25**

4. OTHER INFORMATION

Relationship with Independent Auditors

In conformity with CVM Instruction No. 381/03, the auditing firm Deloitte Touche Tohmatsu Auditores Independentes did not provide nonaudit services representing more than 5% of its total fees.

The Company's policy for nonaudit services contracted from its independent auditors is based on principles designed to ensure the independence of the auditors. Those principles, which follow internationally accepted standards, consist of: (a) the auditor must not audit his own work, (b) the auditor must not perform managerial jobs at his client, and (c) the auditor must not promote his client's interests.

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - UNQUALIFIED

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
Klabin S.A.
São Paulo - SP

1. We have performed a review of the accompanying interim financial statements of Klabin S.A. and subsidiaries, consisting of the individual (Company) and consolidated balance sheet as of March 31, 2008, and the related statements of income and cash flows for the quarter then ended, the performance report and the notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial statements, including the News Release of January 14, 2008 (while CVM specific instruction is not issued).

4. As mentioned in note 15, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and will introduce changes in Brazilian accounting practices. Although this Law has already become effective, the main changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the News Release of January 14, 2008 (while CVM specific instruction is not issued), has permitted companies not to apply the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the interim financial statements for the quarter ended March 31, 2008 have been prepared in conformity with CVM specific instructions and do not include the changes in accounting practices introduced by Law No. 11,638/07.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 25, 2008

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Grandolpho
Engagement Partner

END

RK0185.DOC